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                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549


                               ________________

                               SCHEDULE 14D-9/A
                               (AMENDMENT NO. 5)

               SOLICITATION/RECOMMENDATION STATEMENT PURSUANT TO
            SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

                               ________________

                             THE LOEWEN GROUP INC.

                           (Name of Subject Company)

                             THE LOEWEN GROUP INC.

                     (Name of Person(s) Filing Statement)

                       COMMON SHARES, WITHOUT PAR VALUE
                    (AND ASSOCIATED SHARE PURCHASE RIGHTS)

                 6.00% CUMULATIVE REDEEMABLE CONVERTIBLE FIRST
                 PREFERRED SHARES, SERIES C, WITHOUT PAR VALUE

                        (Title of Class of Securities)

                                   54042L100
                                   54042L407

                     (CUSIP Number of Class of Securities)

                               ________________

                               Peter S. Hyndman
                  Vice President, Law and Corporate Secretary
                             The Loewen Group Inc.
                              4126 Norland Avenue
                           Burnaby, British Columbia
                                Canada V5G 3S8
                                 (604)299-9321

      (Name, Address and Telephone Number of Person Authorized to Receive Notice and Communications on Behalf of the Person(s) Filing Statement)

                                WITH A COPY TO:

                             Lyle G. Ganske, Esq.
                          Jones, Day, Reavis & Pogue
                                  North Point
                              901 Lakeside Avenue
                            Cleveland, Ohio  44114
                                (216) 586-3939

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          This statement amends and supplements the Solicitation/Recommendation
Statement on Schedule 14D-9, as amended (the "Schedule 14D-9") of The Loewen Group Inc., a corporation incorporated under the laws of British Columbia, Canada (the "Company"), initially filed with the Securities and Exchange Commission (the "Commission") on October 10, 1996, with respect to the proposed exchange offers (the "Second SCI Proposal") announced on October 2, 1996, and disclosed in a Registration Statement on Form S-4, as amended (the "Registration Statement") initially filed with the Commission on October 3, 1996, by New Service Corporation International, a Delaware corporation ("New SCI"), and SCI Holdings Canada, Inc., a company incorporated under the laws of British Columbia, Canada ("Canadian SCI"), each a wholly owned direct or indirect subsidiary of Service Corporation International, a Texas Corporation ("SCI"). The proposed exchange offers contemplated by the Second SCI Proposal have not yet commenced.

          Capitalized terms used but not defined herein shall have the meanings ascribed to such terms in the Schedule 14D-9.

ITEM 3.   IDENTITY AND BACKGROUND.

          Item 3 is amended and supplemented hereby by inserting the following after the first sentence in the fourth paragraph of Item 3(b):

          On December 4, 1996, the Board, upon the recommendation of the Compensation Committee thereof, approved the execution of Severance Agreements with an additional six Executives.

          Item 3 is amended and supplemented hereby by inserting the following four paragraphs after the eighth paragraph of Item 3(b):

          On December 4, 1996, in an effort to retain employees of the Company and certain of its subsidiaries who are not currently parties to Severance Agreements but who are involved in significant regional activities of the Company and certain of its subsidiaries, the Board, upon the recommendation of the Compensation Committee thereof, approved the execution of individual change-in-control severance agreements (the "Regional Executive Severance Agreements") with 12 employees of the Company and certain subsidiaries thereof (each, a "Regional Executive"). A copy of the form of Regional Executive Severance Agreement is filed as Exhibit 51 to this Schedule 14D-9 and is incorporated herein by reference. The following summary of the form of Regional Executive Severance Agreement does not purport to be complete and is qualified in its entirety by reference to the form of Regional Executive Severance Agreement.

          The Regional Executive Severance Agreements are substantially similar in all material respects to the Severance Agreements for Executives previously described except that (i) the provisions authorizing a lump-sum retention bonus payment (if the employee remains employed by the Company or a subsidiary thereof for 30 days after a change in control or if the employee's employment with the Company or a subsidiary thereof is terminated due to the death or permanent disability of the employee following a change in control but prior to the 31st day following a change in control) are not included in the Regional Executive Severance Agreements, and (ii) the provisions allowing certain employees to terminate their employment for any reason or without reason during the 30-day period immediately following the first occurrence of a change in control and receive the severance benefits are not included in the Regional Executive Severance Agreements. If a Regional Executive is terminated with rights to receive severance benefits, the Regional Executive will be entitled to receive
(i) a lump-sum severance payment equal to one or one and one-half times (as specified on a case-by-case basis, depending on the Regional Executive's position) the sum of the Regional Executive's base salary and target annual bonus, and (ii) employee health and welfare benefits for a period of 12 or 18 months (as specified on a case-by-case basis, depending on the Regional Executive's position).


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          In an effort to retain certain consultants of the Company, who are involved in significant activities for the Company and LGII, in the context of a threatened change in control of the Company, the Board, upon the recommendation of the Compensation Committee thereof, on December 4, 1996, also approved the execution of individual change-in-control severance agreements (the "Consultant Severance Agreements") with three of the Company's and LGII's consultants (each, a "Consultant"). A copy of the form of Consultant Severance Agreement is filed as Exhibit 52 to this Schedule 14D-9 and is incorporated herein by reference. The following summary of the form of Consultant Severance Agreement does not purport to be complete and is qualified in its entirety by reference to the form of Consultant Severance Agreement.

          The Consultant Severance Agreements are substantially similar in all material respects to the Severance Agreements for Executives previously described except that (i) all provisions in the Severance Agreements relating to "Employees Benefits", "Incentive Pay" and "Target Annual Bonus" have been deleted or conformed in the Consultant Severance Agreements to reflect the Consultants' contractual relationships with the Company, and (ii) the provisions allowing certain employees to terminate their employment for any reason or without reason during the 30-day period immediately following the first anniversary of the first occurrence of a change in control and receive the severance benefits have not been included in the Consultant Severance Agreements. If (i) a Consultant remains engaged by the Company or a subsidiary thereof for 30 days after a change in control or (ii) the Consultant's engagement with the Company or a subsidiary thereof is terminated due to the death or permanent disability of the Consultant following a change in control but prior to the 31st day following a change in control, the Consultant will be entitled to receive a lump-sum retention bonus payment equal to one-third or one-half times (as specified on a case-by-case basis, depending on the Consultant's position) the compensation earned by the Consultant in respect of services rendered to the Company and its affiliates during the twelve months immediately preceding the month in which a change in control occurs. If the Consultant's engagement is terminated with rights to receive severance benefits, the Consultant will be entitled to receive a lump-sum severance payment equal to
(A) one or one and one-half times (as specified on a case-by-case basis, depending on the Consultant's position) the compensation earned by the Consultant in respect of services rendered to the Company and its affiliates during the twelve months immediately preceding the month in which a change in control occurs minus (B) any amount actually paid to the Consultant as a retention bonus, as described above.

          Item 3 is amended and supplemented hereby by inserting the following two new paragraphs after the seventeenth paragraph (after insertion of the amendment described above) of Item 3(b):

          On December 4, 1996, in an effort to retain two key Executives of the Company (William R. Shane and Lawrence Miller, who is also a director of the Company), the Board, upon the recommendation of the Compensation Committee thereof, recommended that the Company and LGII enter into agreements amending certain non-competition covenants (the "Non-Competition Amendments") among the Company, LGII and each such Executive arising out of the purchase from Messrs. Shane and Miller of Osiris Holding Corporation. Definitive Non-Competition Amendments have not yet been drafted or executed and would require approval of the Board of Directors of LGII.

          According to the Board's recommendation, the Non-Competition Amendments would provide that upon the termination of such Executive's employment following a change in control of the Company, the term of certain non-competition covenants between such Executive and LGII will be reduced to a period of six months following the Executive's termination of employment. In consideration of the Company entering into the Non-Competition Amendments, each such Executive would agree to forfeit his rights to receive certain bonus payments provided for in the transaction documents relating to the Osiris Holding Corporation transaction.

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ITEM 9. MATERIAL TO BE FILED AS EXHIBITS.

          Except for Exhibits 51 and 52 which are filed herewith, the following
Exhibits were previously filed with the Schedule 14D-9:
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Exhibit 1     --    Letter from L. William Heiligbrodt to Raymond L. Loewen, dated September 17, 1996.

Exhibit 2     --    Letter from L. William Heiligbrodt to Raymond L. Loewen, dated September 18, 1996.

Exhibit 3     --    Letter to Shareholders from Raymond L. Loewen, dated September 24, 1996.

Exhibit 4     --    Letter to L. William Heiligbrodt from Raymond L. Loewen, dated September 24, 1996.

Exhibit 5     --    [Intentionally omitted].

Exhibit 6     --    Press Release issued by Loewen, dated September 17, 1996.

Exhibit 7     --    [Intentionally omitted].

Exhibit 8     --    Press Release issued by Loewen, dated September 24, 1996.

Exhibit 9     --    Press Release issued by Loewen, dated September 27, 1996.

Exhibit 10    --    Press Release issued by Loewen, dated October 1, 1996.

Exhibit 11    --    Press Release issued by SCI, dated October 2, 1996.

Exhibit 12    --    Press Release issued by Loewen, dated October 2, 1996.

Exhibit 13*   --    Press Release issued by Loewen, dated October 10, 1996.

Exhibit 14    --    Complaint in KRIM V. BAGNELL, ET AL. (Superior Court of the State of California).

Exhibit 15    --    First Amended Complaint in SERVICE CORPORATION INTERNATIONAL V. THE
                    LOEWEN GROUP INC. (United States District Court for the Southern District of Texas).

Exhibit 16    --    Complaint in THE LOEWEN GROUP INC. V. SERVICE CORPORATION
                    INTERNATIONAL, ET AL. (United States District Court for the Eastern District of New York).

Exhibit 17*   --    Opinion letter of Smith Barney Inc. to Loewen Board of Directors, dated October 10, 1996.

Exhibit 18*   --    Opinion letter of Nesbitt Burns Inc. to Loewen Board of Directors, dated October 10, 1996.

Exhibit 19    --    Pages 15 - 20 and 32 - 34 of The Loewen Group Inc. Proxy Statement, dated April 9, 1996.

Exhibit 20    --    The Loewen Group Inc. Employee Stock Option Plan (United States).

Exhibit 21    --    The Loewen Group Inc. Employee Stock Option Plan (Canada).

Exhibit 22    --    Form of The Loewen Group Inc. Employee Stock Option Plan Agreement (Directors of
                    Loewen Group International, Inc.).

Exhibit 23    --    Form of The Loewen Group Inc. Employee Stock Option Plan Agreement (Directors of
                    subsidiaries).

Exhibit 24    --    Form of The Loewen Group Inc. Employee Stock Option Plan Agreement (employees).

Exhibit 25    --    The Loewen Group Inc. Employee Share Purchase Plan (United States).

Exhibit 26    --    The Loewen Group Inc. Employee Share Purchase Plan (Canada).
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Exhibit 27    --    The Loewen Group Inc. 1994 Management Equity Investment Plan.

Exhibit 28    --    Form of The Loewen Group Inc. 1994 Management Equity Investment Plan Investment
                    Option Agreement.

Exhibit 29    --    The Loewen Group Inc. Supplement to 1994 Management Equity Investment Plan.

Exhibit 30    --    The Loewen Group Inc. Addendum to 1994 Management Equity Investment Plan.

Exhibit 31    --    Form of The Loewen Group Inc. Management Equity Investment Plan Borrowing
                    Agreement.

Exhibit 32    --    Form of The Loewen Group Inc. Management Equity Investment Plan Executive
                    Agreement.

Exhibit 33    --    Form of The Loewen Group Inc. Management Equity Investment Plan 1994 Exchangeable
                    Floating Rate Debenture due July 15, 2001.

Exhibit 34    --    The Loewen Group Inc. 1994 Outside Director Compensation Plan.

Exhibit 35    --    The Loewen Group Inc. Employee Stock Bonus Plan.

Exhibit 36    --    The Loewen Group Inc. Shareholder Protection Rights Plan Agreement and Amendments.

Exhibit 37    --    Employment Agreement with Timothy R. Hogenkamp.

Exhibit 38    --    [Intentionally omitted].

Exhibit 39    --    Form of Indemnification Agreement with Outside Directors.

Exhibit 40    --    Form of Indemnification Agreement with Officers.

Exhibit 41    --    Form of The Loewen Group Inc. Severance Agreement.

Exhibit 42    --    The Loewen Group Inc. Severance Pay Plan.

Exhibit 43*   --    Letter to Shareholders from Raymond L. Loewen, dated October 10, 1996.

Exhibit 44    --    Press Release issued by Loewen, dated October 14, 1996.

Exhibit 45    --    Press Release issued by Loewen, dated October 17, 1996.

Exhibit 46    --    Press Release issued by Loewen, dated October 20, 1996.

Exhibit 47    --    Press Release issued by Loewen, dated November 1, 1996.

Exhibit 48    --    Press Release issued by Loewen, dated November 3, 1996.

Exhibit 49    --    Memorandum Opinion dated November 27, 1996 (United States District Court for the
                    Southern District of Texas).

Exhibit 50    --    Press Release issued by Loewen, dated December 1, 1996.

Exhibit 51    --    Form of The Loewen Group Inc. Regional Executive Severance Agreement.

Exhibit 52    --    Form of The Loewen Group Inc. Consultant Severance Agreement.
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*  Exhibits distributed to Shareholders.

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                                   SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 14D-9 is true, complete and correct.



                                       THE LOEWEN GROUP INC.


                                       By:   /s/ Peter S. Hyndman
                                             -----------------------------------
                                             Name:   Peter S. Hyndman
                                             Title:  Vice President, Law and
                                                     Corporate Secretary


Dated:  December 4, 1996